Exhibit 99.1

FEISHANG

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

Stock Code : 1738

2014 Interim Report

NNY1401789_1

Feishang Anthracite Resources Limited

Interim Report 2014

CONTENTS

Corporate Information	2
Financial Highlights	4
Management Discussion and Analysis	5
Other Information	11
Report on Review of Interim Financial Information	17
Interim Condensed Consolidated Statement of Profit or Loss	18
Interim Condensed Consolidated Statement of Comprehensive Income	19
Interim Condensed Consolidated Statement of Financial Position	20
Interim Condensed Consolidated Statement of Changes in Equity	22
Interim Condensed Consolidated Statement of Cash Flows	23
Notes to the Interim Condensed Consolidated Financial Statements	25
Summary of Mine Properties	45

Feishang Anthracite Resources Limited • Interim Report 2014

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr. LI Feilie (Chairman and Chief Executive Officer)

Mr. HAN Weibing (Chief Operating Officer)

Mr. WAN Huojin (Chief Technical Officer)

Mr. TAM Cheuk Ho

Mr. WONG Wah On Edward

Independent Non-executive Directors

Mr. LO Kin Cheung

Mr. HUANG Zuye

Mr. HUANG Songzhong (appointed on 15 July 2014)

AUTHORISED REPRESENTATIVES

Mr. WONG Wah On Edward

Mr. YUE Ming Wai Bonaventure

COMPANY SECRETARY

Mr. YUE Ming Wai Bonaventure

AUDIT COMMITTEE

Mr. LO Kin Cheung (Chairman)

Mr. HUANG Zuye

Mr. HUANG Songzhong

NOMINATION COMMITTEE

Mr. HUANG Zuye (Chairman)

Mr. LO Kin Cheung

Mr. HUANG Songzhong

Mr. LI Feilie

Mr. TAM Cheuk Ho

REMUNERATION COMMITTEE

Mr. HUANG Songzhong (Chairman)

Mr. HUANG Zuye

Mr. LO Kin Cheung

Mr. LI Feilie

Mr. HAN Weibing

CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

Mr. HUANG Songzhong (Chairman)

Mr. WAN Huojin

Mr. HAN Weibing

AUDITORS

Ernst & Young

Certified Public Accountants

22nd Floor, CITIC Tower

1 Tim Mei Avenue

Central

Hong Kong

REGISTERED OFFICE

Maples Corporate Services (BVI) Limited

Kingston Chambers, P.O. Box 173

Road Town, Tortola

The British Virgin Islands

HONG KONG OFFICE AND PRINCIPAL PLACE OF BUSINESS

Room 2205, Shun Tak Centre

200 Connaught Road Central

Sheung Wan

Hong Kong

Telephone: +852 28589860

Facsimile: +852 28106963

COMPANY’S WEBSITE

http://www.fsanthracite.com

COMPANY’S STOCK CODE

1738.HK

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Feishang Anthracite Resources Limited • Interim Report 2014

CORPORATE INFORMATION

PRINCIPAL SHARE REGISTRAR AND

TRANSFER OFFICE

Maples Fund Services (Cayman) Limited

PO Box 1093

Boundary Hall

Cricket Square

Grand Cayman KYI-1102

Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

AND TRANSFER OFFICE

Tricor Investor Services Limited

Level 22, Hopewell Centre

183 Queen’s Road East

Hong Kong

LEGAL ADVISERS

(As to Hong Kong Law)

Sullivan & Cromwell

Minter Ellison

(As to PRC Law)

Commerce & Finance Law Offices

(As to British Virgin Islands Law)

Maples and Calder

COMPLIANCE ADVISER

Celestial Capital Limited

21/F, Low Block

Grand Millennium Plaza

181 Queen’s Road Central

Hong Kong

PRINCIPAL BANKERS

China Minsheng Banking Corp., Ltd.

China Merchants Bank Co., Ltd.

Industrial and Commercial Bank of China Limited

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Feishang Anthracite Resources Limited • Interim Report 2014

FINANCIAL HIGHLIGHTS

For the six months ended 30 June 2014

•        Revenue up 216.8% to CNY173.3 million

•        Gross profit up 230.7% to CNY48.8 million

•        Loss attributable to the owners of the Company down 43.5% to CNY125.4 million

•        Basic loss per share was CNY1.01

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Feishang Anthracite Resources Limited • Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

On behalf of the board (the “Board”) of directors (the “Directors”) of Feishang Anthracite Resources Limited (the “Company”), I present the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2014.

BUSINESS REVIEW

The macro economy in Mainland China slowed down its pace of growth in the first half year of 2014, and the gross domestic product growth rate fell to 7.4% year on year. The coal market in the People’s Republic of China (“PRC”) was in oversupply owing to multiple factors, such as a slowdown in economic growth which constrained the growth of domestic coal demand, the rapid development of production capacity, a rise in coal imports and the energy restructuring implemented by the government. Coal price lingered at low levels and China Coal Price Index fell by 16.6% in the first half year of 2014.

The outlook for Guizhou coal market in which the Group located was not optimistic either. Although the coal price in Guizhou was affected by the surrounding coal market in the first quarter of 2014, the seasonal increase in demand for thermal coal helped restrain the fall in the coal price. However the overall coal price in Guizhou dropped sharply in the second quarter of 2014 and the purchase price of major power plants declined by 15% to 20%, because of the recovery of coal supply and an increase in hydropower as a result of the abundant rain. In the meanwhile, Guizhou province carried out desulfurization and denitration transformation in coal-fired units in order to strengthen environmental protection, thus limiting the coal demand for power plants and resulting in inventory pile-up and coal price declining. As a consequence of the negative impact of the thermal coal market, the sluggish growth of chemical raw materials demand caused by a slowdown in economic growth and the decline of chemical coal price in response to the fall in thermal coal price, Jinsha lump anthracite price in Guizhou province decreased by approximately 16%.

Two coal mine accidents unrelated to the Group occurred in Liuzhi Special District, Guizhou province, the PRC in May and June 2014, so the production of all coal mines in Liuzhi Special District (including Liujiaba Coal Mine and Zhulinzhai Coal Mine) was temporarily suspended as required by the local regulatory authorities to facilitate inspection. The production of Dayuan Coal Mine was also suspended immediately to carry out rectification or improvement of certain safety deficiencies so as to ensure its mining operations are in compliance with the requisite safety standards and other conditions. In addition, as disclosed in the listing document of the Company dated 31 December 2013 (the “Listing Document”), the operation of Gouchang Coal Mine had been suspended since March 2013. The permitted annual production capacity of the four temporarily suspended coal mines, namely Liujiaba Coal Mine, Zhulinzhai Coal Mine, Dayuan Coal Mine, and Gouchang Coal Mine, in aggregate accounted for approximately 42% of the Group’s total permitted annual production capacity. The aforesaid temporary suspension of productions adversely affected our business, financial position and results of operations in the first half year of 2014, despite the positive contribution of Yongsheng Coal Mine. The adverse effect of the temporary suspension would continue as long as such suspension of productions remains in place.

In addition, the Guizhou government has introduced a number of measures to encourage the consolidation of the coal mining industry and announced plans to eliminate small-scaled coal mines in Guizhou province with an annual production capacity of below 300,000 tonnes for each single mine, reduce the total number of coal mining enterprise groups in Guizhou province to below 100, and reduce the total number of coal mines in Guizhou province to approximately 1,000 by 2015. On 6 June 2014, Guizhou Feishang Energy Co., Ltd. (“Feishang Energy”) was officially designated as a coal mine consolidator in Guizhou province. As disclosed in the Listing Document, the Company’s indirect wholly-owned subsidiary, Guizhou Puxin Energy Co., Ltd. (“Guizhou Puxin”) as an affiliated entity of Feishang Energy, will be deemed as a coal mine consolidator. The consolidation, to some extent, could resolve the problem of overcapacity, enable the production capacity to be better adjusted by the market force, and promote the production capacity of the whole industry to achieve an appropriate balance. Also, its role as a coal mine consolidator could consolidate the strength and position of the Group in Guizhou province and could put the Group in a favourable position in the process of the merger and reorganization.

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Feishang Anthracite Resources Limited • Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Despite the hostile external economic environment, the Group managed to pay close attention to safety production, tap the potential in management and make full use of the existing production capacity. Owing to the commencement of commercial run of Yongsheng Coal Mine in February 2014, the Group’s total sales volume amounted to 631,075 tonnes and the total gross profit amounted to CNY48.8 million in the first half year of 2014, representing an increase of 236.7% and 230.7%, respectively as compared to the same period last year. In addition, the construction of Jinsha shipping port has begun, and the constructions of Jinsha coal washing plant and Dayun Coal Mine have been proceeding. All these developments have laid a good foundation for the Group for increasing production capacity, providing diversified product mix, improving product competitiveness, and reducing transportation cost.

SUMMARY OF EXPLORATION, DEVELOPMENT AND MINING ACTIVITIES

➢	There was no exploration activity for the Group for the six months ended 30 June 2014.

➢	For the details of capital expenditure in connection with mining activities, please refer to the Summary of Mine Properties as set out on page 45 of this report.

➢	The estimated construction cost of the development project Dayun Coal Mine was approximately CNY342.3 million. The construction cost incurred for Dayun Coal Mine for the six months ended 30 June 2014 was approximately CNY72.2 million. The total cost incurred for this development project was approximately CNY221.8 million or 64.8% of the total budget as of 30 June 2014. Dayun Coal Mine is expected to commence the pilot run production in early 2015.

➢	As at 30 June 2014, the total proved and probable reserve of the seven coal mines under Australian Code prepared by the Joint Ore Reserves Committee (the “JORC Code”) was 207.62 million tonnes (calculated as if all the seven coal mines were wholly owned by the Group and adjusted by deducting those reserves extracted by the Group’s mining activities from 1 August 2013 to 30 June 2014). For details, please refer to the Summary of Mine Properties as set out on page 45 of this report.

FINANCIAL REVIEW

Revenue

The Group’s revenue increased by 216.8% from CNY54.7 million for the six months ended 30 June 2013 to CNY173.3 million for the six months ended 30 June 2014. The increase was mainly attributable to the commercial run of Yongsheng Coal Mine. The sales volume surged from 187,432 tonnes for the six months ended 30 June 2013 to 631,075 tonnes for the six months ended 30 June 2014, representing a rise of 236.7%. However, the average selling price of anthracite coal slightly decreased from CNY291.9 per tonne for the six months ended 30 June 2013 to CNY274.7 per tonne for the six months ended 30 June 2014 due to the downward pressure on domestic economy and coal market.

Cost of Sales and Unit Production Cost

The Group’s cost of sales for the six months ended 30 June 2014 was CNY124.5 million, representing an increase of CNY84.5 million, or approximately 211.7%, as compared with CNY40.0 million in the corresponding period in 2013. This was mainly due to the rise in sales volume for the six months ended 30 June 2014.

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Feishang Anthracite Resources Limited • Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Labour costs during the six months ended 30 June 2014 were CNY53.2 million, representing an increase of CNY35.4 million, or approximately 199.6%, as compared with CNY17.8 million in the corresponding period of 2013. The increase in labour costs was lower than the rise in the sales volume of the Group’s anthracite products during the six months ended 30 June 2014 because, as production expanded, the Group’s mine operation started to realize economies of scale.

Material, fuel and energy costs during the six months ended 30 June 2014 were CNY25.1 million, an increase of CNY13.9 million or approximately 124.6% as compared with CNY11.2 million in corresponding period of 2013. The increase in material, fuel and energy costs was lower than the rise in the sales volume of the Group’s anthracite products during the six months ended 30 June 2014 as the Group’s mine operation started to realize economies of scale.

Depreciation and amortisation during the six months ended 30 June 2014 were CNY30.5 million, representing an increase of CNY25.0 million, or approximately 453.2%, as compared with CNY5.5 million in corresponding period of 2013. The higher increase in depreciation and amortisation during the six months ended 30 June 2014 was caused by the larger depreciable basis arising from the transfer of construction in progress to property, plant and equipment subsequent to the commercial run of Yongsheng Coal Mine, as well as the increase of production volume which led to higher depreciation of mining related assets by using units-of-production method.

Sales tax and levies during the six months ended 30 June 2014 were approximately CNY13.6 million, an increase of CNY9.0 million or approximately 195.9% as compared with CNY4.6 million in corresponding period of 2013. The increase in sales tax and levies was lower than the rise in the sales volume of the Group’s anthracite products during the six months ended 30 June 2014 as the Coal Price Adjustment Fund Management Committee of Guizhou Province reduced the price adjustment fund in Guizhou by CNY10 per tonne since August 2013.

The following table set out the unit production cost of the Group:

	For the six months ended 30 June
Cost Items	2014	2013
	CNY/tonne	CNY/tonne

Labour costs	84.9	100.7
Materials, fuel and energy	40.4	62.3
Depreciation and amortisation	49.1	30.9
Other production-related costs	3.3	5.6
Total production cost	177.7	199.5

Gross Profit and Gross Margin

As a result of the foregoing, the gross profit increased by 230.7% from CNY14.8 million for the six months ended 30 June 2013 to CNY48.8 million for the six months ended 30 June 2014. The gross margin only slightly increased from 27.0% for the six months ended 30 June 2013 to 28.2% for the six months ended 30 June 2014. This was mainly attributable to the lower labour and materials costs, but the positive effect was, to a large extent, offset by the lower coal selling price as a result of the current sluggish coal market.

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Feishang Anthracite Resources Limited • Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Loss Attributable to the Owners of the Company

The loss attributable to the owners of the Company for the six months ended 30 June 2014 was CNY125.4 million, a drop of CNY 96.5 million from the loss of CNY221.9 million for the six months ended 30 June 2013. This was mainly attributable to (i) the CNY118.0 million reduction in impairment loss of coal mine from CNY184.4 million for Gouchang Coal Mine to CNY66.4 million in connection with the temporary suspension of Dayuan Coal Mine for the six months ended 30 June 2014; (ii) the increase of CNY34.1 million in gross profit resulting from the increase in sales volume; and (iii) the decrease of CNY12.8 million in administrative expenses resulting from the decrease in expenses related to the preparation for the listing of the Company on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”); notwithstanding a decrease of CNY33.7 million in income tax benefit and an increase of CNY31.1 million in finance cost as a result of the rise in interest-bearing borrowings for the six months ended 30 June 2014.

FINANCIAL RESOURCES REVIEW

Liquidity, Financial Resources and Capital Structure

As at 31 December 2013 and 30 June 2014, the Group had net current liabilities of CNY1,168.2 million and CNY1,692.4 million, respectively. All the borrowings are denominated in CNY. The Group has not engaged in any foreign currency contract to hedge the potential foreign currency exchange exposure. The Group intends to fund the cash requirements with additional short-term and long-term bank and other borrowings.

As at 30 June 2014, the Group had cash and cash equivalents of approximately CNY92.2 million.

The interest-bearing loans consist of short-term and long-term bank and other borrowings. As at 30 June 2014, the total outstanding amount of the Group’s short-term bank and other borrowings and the current portion of the Group’s outstanding long-term bank borrowings were CNY1,557.7 million. The Group had total outstanding long-term bank borrowings (excluding the current portion) of approximately CNY558.2 million. Certain of the outstanding bank and other borrowings are guaranteed by Mr. LI Feilie (the chairman and chief executive officer of the Company) and/or companies controlled by him and certain of the Group’s bank borrowings are secured by pledges of the mining rights, equity interests in Guizhou Puxin and Guizhou Dayun Mining Co., Ltd. and one time deposit. As at 30 June 2014, loan amounting to CNY1,144.6 million carried interest at fixed rate ranging from 6.16% to 8.40% per annum. The remaining loans carried interest at floating rate ranging from 6.00% to 8.52% per annum.

Pledge of Assets of the Group

As at 31 December 2013 and 30 June 2014, certain mining rights with carrying amounts of CNY798.7 million and CNY503.0 million, respectively were pledged to secure bank loans with carrying amounts of CNY485.9 million and CNY432.6 million, respectively.

As at 31 December 2013 and 30 June 2014, the amount of outstanding bank borrowings that were guaranteed by Mr. LI Feilie were CNY658.5 million and CNY706.3 million, respectively and the amount of outstanding bank borrowings that were guaranteed by fellow companies controlled by Mr. LI Feilie were CNY1,073.5 million and CNY1,221.3 million, respectively.

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Feishang Anthracite Resources Limited • Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Capital Commitments

As at 30 June 2014, the Group had contractual capital commitments in respect of coal mine under construction and development amounting to CNY79.3 million.

Contingent Liabilities

As at 30 June 2014, except for the bank borrowings, the Group did not have any loan capital or debt securities issued or agreed to be issued, outstanding bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits, finance leases or hire purchase commitments or guarantees or material contingent liabilities.

Gearing Ratio

As at 31 December 2013 and 30 June 2014, the gearing ratio (which is calculated by dividing total interest-bearing debt by total capital at the end of the year/period and multiplying by 100%) was 88.7% and 94.3%, respectively. The gearing ratio increased in 2014 as the Group increased interest-bearing borrowings to support the growth of business and finance the capital expenditure.

INTERIM DIVIDEND

In order to retain resources for the Group’s business development, the Board does not declare an interim dividend for the six months ended 30 June 2014 (six months ended 30 June 2013: Nil).

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2014, the Group employed approximately 255 full time employees (not including 1,544 workers provided by third party labour agencies) for its principal activities. Employees’ costs (including Directors’ emoluments) amounted to CNY61.2 million (including payment to workers provided by third party labour agencies) for the six months ended 30 June 2014 (six months ended 30 June 2013: CNY48.5 million). The Group recognizes the importance of high calibre and competent staff and continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Other various benefits, such as medical and retirement benefits, are also provided. In addition, share options may be granted to eligible employees of the Group in accordance with the terms of the share option scheme adopted by the Company.

SUBSEQUENT EVENTS

There are no material subsequent events for the Group.

PROSPECTS

It is expected that the coal oversupply situation in the PRC would begin to ease, and coal prices and coal production would become gradually steady going forward, as the enterprises with lower production capacity have been shut down by the government, and the advantage of import coal price has been weakened. Once the upgrade of the power plants in Guizhou have been completed, we expected that it will have a positive impact on the Group. Nevertheless we believe that the coal market in the PRC still faces with certain unstable and uncertain issues and the downward pressure on the economy will remain in the near future.

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Feishang Anthracite Resources Limited • Interim Report 2014

MANAGEMENT DISCUSSION AND ANALYSIS

AUDIT COMMITTEE

The Company has an audit committee (“Audit Committee”) which was established in accordance with the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) for the purposes of reviewing and providing supervision over the Group’s financial reporting process and internal controls. The Audit Committee comprises three independent non-executive Directors. The members of the Audit Committee are Mr. LO Kin Cheung, Mr. HUANG Zuye and Mr. HUANG Songzhong. The Audit Committee meets regularly with the Company’s senior management and the Company’s auditors to consider the Company’s financial reporting process, the effectiveness of internal controls, the audit process and risk management. The Audit Committee has reviewed the Group’s unaudited condensed financial statements for the six months ended 30 June 2014.

The interim condensed financial statements of the Group for the six months ended 30 June 2014 had not been audited, but had been reviewed by the Company’s auditors, Ernst & Young, in accordance with Hong Kong Standards on Review Engagements 2410.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to express our gratitude to all the staff for their devoted efforts and hard work.

By Order of the Board

Feishang Anthracite Resources Limited

LI Feilie

Chairman and Chief Executive Officer

Hong Kong, 29 August 2014

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Feishang Anthracite Resources Limited • Interim Report 2014

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITION IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2014, so far as was known to the Directors, the following persons/entities (other than the Directors or chief executives of the Company) had, or were deemed to have, interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

					Percentage
Name of substantial	Long/short		Number of		of the issued
shareholder	position	Capacity	shares	Notes	shares (%)

Laitan Investments Limited	Long position	Interest held by its	72,402,965	1	58.12
		controlled corporation

Feishang Group Limited	Long position	Beneficial owner	72,402,965	1	58.12

Mr. XIE Guozhong	Long position	Interest held by his	11,250,000	2	9.03
		controlled corporation

Rosetta Stone Capital Limited	Long position	Beneficial owner	11,250,000	2	9.03

Notes:

1.	The 72,402,965 ordinary shares were held by Feishang Group Limited, which is wholly owned by Laitan Investments Limited, which is in turn wholly owned by Mr. LI Feilie. According to the SFO, both Mr. LI Feilie and Laitan Investments Limited are deemed to have interests in the 72,402,965 ordinary shares held by Feishang Group Limited. Mr. LI Feilie’s interests in shares are disclosed in this report in the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures”.

2.	Mr. XIE Guozhong is the sole director of Rosetta Stone Capital Limited and he held 32.50% of its issued share capital. According to the SFO, Mr. XIE Guozhong is deemed to have interests in the 11,250,000 ordinary shares held by Rosetta Stone Capital Limited.

Save as disclosed above, as at 30 June 2014, the Directors were not aware of any other persons/entities (other than the Directors and chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

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Feishang Anthracite Resources Limited • Interim Report 2014

OTHER INFORMATION

DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2014, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Director or chief executive is taken or deemed to have under such provisions of the SFO) or which were required to be entered into the register required to be kept by the Company under section 352 of the SFO or which were otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the “Model Code”), were set out below:

(I)	The Company

					Percentage
	Long/short		Number of		of the issued
Name of Director	position	Capacity	shares	Note	shares (%)

Mr. LI Feilie	Long position	Beneficial owner	1,500,000
	Long position	Interest held by his	72,402,965	1
		controlled corporations
			73,902,965		59.33

Mr. WONG Wah On Edward	Long position	Beneficial owner	2,000,000		1.60

Mr. TAM Cheuk Ho	Long position	Beneficial owner	1,409,630		1.13

Note:

1.	The 72,402,965 ordinary shares were held by Feishang Group Limited, which is wholly owned by Laitan Investments Limited, which is in turn wholly owned by Mr. LI Feilie.

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Feishang Anthracite Resources Limited • Interim Report 2014

OTHER INFORMATION

(II)	Associated Corporations (within the meaning of the SFO)

(i)	China Natural Resources, Inc.

					Percentage
	Long/short		Number of		of the issued
Name of Director	position	Capacity	shares	Note	shares (%)

Mr. LI Feilie	Long position	Beneficial owner	300,000
	Long position	Interest held by his	14,480,593	1
		controlled corporations
			14,780,593		59.33

Mr. WONG Wah On Edward	Long position	Beneficial owner	400,000		1.60

Mr. TAM Cheuk Ho	Long position	Beneficial owner	281,926		1.13

Note:

1.	The 14,480,593 common shares were held by Feishang Group Limited, which is wholly owned by Laitan Investments Limited, which was in turn wholly owned by Mr. LI Feilie.

(ii)	Laitan Investments Limited

				Percentage
	Long/short		Number of	of the issued
Name of Director	position	Capacity	shares	shares (%)

Mr. LI Feilie	Long position	Beneficial owner	3	100

(iii)	Feishang Group Limited

					Percentage
	Long/short		Number of		of the issued
Name of Director	position	Capacity	share	Note	shares (%)

Mr. LI Feilie	Long position	Interest held by his	1	1	100
		controlled corporation

Note:

1.	The one ordinary share was held by Laitan Investments Limited, which is wholly owned by Mr. LI Feilie.

Save as disclosed above, as at 30 June 2014, none of the Directors or chief executives of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

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Feishang Anthracite Resources Limited • Interim Report 2014

OTHER INFORMATION

DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES OF THE COMPANY AND OTHER CORPORATION

Other than the share option as disclosed under the heading of “Share Option Scheme of the Company” below, at no time during the period under review was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

CORPORATE GOVERNANCE PRACTICES

Since the date of listing of the Company on 22 January 2014 (the “Listing Date”) and up to 30 June 2014, the Company has complied with the code provisions as set out in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 of the Listing Rules, save and except for code provision A.2.1, as set out below.

Chairman and Chief Executive

Mr. LI Feilie is the chairman and chief executive officer of the Company. He is mainly responsible for the Group’s overall strategies, planning, management and business development. Code provision A.2.1 of the CG Code stipulates that the roles of the chairman and chief executive should be separate and should not be performed by the same individual. The Company deviates from this code provision of the CG Code with Mr. LI Feilie being the chairman and chief executive officer of the Company concurrently. The Board considers this arrangement is appropriate as it allows for efficient discharge of the executive functions of the chief executive officer. The Board believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high-calibre individuals including three independent non-executive Directors offering independent advice from different perspectives. In addition, major decisions are made after consultation with the Board and appropriate Board committees, as well as senior management. The Board is therefore of the view that there are adequate balance and safeguards in place.

Attendance of Chairmen of Board Committees at General Meeting

Code provision E.1.2 stipulates the chairman of the board should attend the annual general meeting. He should also invite the chairmen of the audit, remuneration, nomination and any other committees (as appropriate) to attend. In their absence, he should invite another member of the committee or failing this his duly appointed delegate, to attend. Mr. HUANG Zuye, chairman of the Nomination Committee, as well as Mr. GU Jianshe, former chairman of the Remuneration Committee and Corporate Social Responsibility Committee, did not attend the annual general meeting of the Company held on 30 May 2014 due to travel document issue.

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Feishang Anthracite Resources Limited • Interim Report 2014

OTHER INFORMATION

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the code of conduct regarding securities transactions by the Directors. Having made specific enquiry of all Directors, the Company confirmed that since the Listing Date and up to 30 June 2014, all the Directors have complied with the required standard set out in the Model Code.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries since the Listing Date and up to 30 June 2014.

DISCLOSURE OF CHANGE OF DIRECTORS’ INFORMATION

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes and updated Directors’ information are as follows:–

Mr. GU Jianshe resigned as the independent non-executive Director, a member of the audit and nomination committees, and the chairman of the remuneration and corporate social responsibility committees of the Company on 15 July 2014 and was succeeded by Mr. HUANG Songzhong on the same date.

Save as disclosed above, the Directors are not aware of other change in the Directors’ information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of the 2013 Annual Report of the Company.

SHARE OPTION SCHEME OF THE COMPANY

A share option scheme was adopted by shareholders of the Company on 23 December 2013 (“Date of Adoption”) (the “Share Option Scheme”), under which the Board may, at its discretion, offer any Eligible Persons (as hereinafter defined) options to subscribe for shares in the Company (the “Shares”) subject to the terms and conditions stipulated therein. The Share Option Scheme is valid and for an effective period of 10 years from the Date of Adoption. The Share Option Scheme is an incentive scheme and is established to enable the Group to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company’s business and that of its subsidiaries. The Eligible Persons include any (a) any employee, director or consultant of the Company or any subsidiary; or (b) any other person who has contributed to the success of the listing of the Company on the Hong Kong Stock Exchange, in each case, as determined by the Board. The eligibility of an Eligible Person will be determined by the Board with reference to his or her past and expected commitment and contribution to the Company and/or the subsidiaries.

15

Feishang Anthracite Resources Limited • Interim Report 2014

OTHER INFORMATION

The share options are exercisable at any time for a period to be determined by the Directors, which shall not be more than 10 years from the offer date. The minimum period for which a share option must be held before it can be exercised would be determined by the Board.

The total number of Shares in respect of which options may be granted under the Share Option Scheme is not permitted to exceed 10% of the Shares in issue on the Date of Adoption (“Scheme Mandate Limit”), unless approved by the Company’s shareholders. The Company may seek approval of its shareholders in general meeting to renew the Scheme Mandate Limit provided that the total number of Shares in respect of which options may be granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the Shares in issue as at the date of approval to renew the Scheme Mandate Limit. The number of Shares in respect of which options may be granted to any Eligible Person in any 12-month period is not permitted to exceed 1% of the Shares in issue at any point in time, unless approved by the Company’s shareholders. In addition, the number of Shares in respect of which options may be granted to any Eligible Person (who is a substantial shareholder or an independent non-executive Director of the Company, or any of their respective associates (within the meaning as ascribed under the Listing Rules)) in any 12-month period is not permitted to exceed 0.1% of the total number of Shares in issue and HK$5,000,000 in an aggregate value, based on the closing price of the Shares at the date of each grant, unless approved by the Company’s shareholders.

The subscription price for the Shares under the Share Option Scheme shall be a price determined by the Board at its sole discretion and notified to the Eligible Persons (subject to any adjustments made pursuant to the terms and conditions of the Share Option Scheme) and shall be the higher of (i) the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the offer date, (ii) the average closing prices of the Shares as stated in the Hong Kong Stock Exchange’s daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of a Share.

Consideration of HK$1 is payable by each Eligible Person for the grant of option.

As at 30 June 2014, no options were granted or agreed to be granted since the Date of Adoption. A total of 12,455,458 Shares (representing approximately 10% of the existing issued share capital of the Company) as at the date of this report, may be issued upon exercise of all options which may be granted under the Share Option Scheme.

16

Feishang Anthracite Resources Limited • Interim Report 2014

report on review of interim financial information

To the board of directors of Feishang Anthracite Resources Limited

(Incorporated in the British Virgin Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 18 to 44, which comprise the interim condensed consolidated statement of financial position of Feishang Anthracite Resources Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as at 30 June 2014 and the related interim condensed consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young

Certified Public Accountants

22/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

29 August 2014

17

Feishang Anthracite Resources Limited • Interim Report 2014

INTERIM CONDENSED CONSOLIDATED

STATEMENT OF PROFIT OR LOSS

For the six months ended 30 June 2014

		Six months ended 30 June
	Notes	2014	2013
		CNY’000	CNY’000
		(Unaudited)	(Audited)

Revenue	4	173,339	54,716
Cost of sales	7	(124,523)	(39,953)
Gross profit		48,816	14,763
Selling and distribution expenses		(4,185)	(2,728)
Administrative expense		(44,609)	(57,423)
Impairment loss on property, plant and equipment	7, 12	(66,397)	(184,417)
Other operating expenses		(7)	(1,880)
OPERATING LOSS		(66,382)	(231,685)
Finance costs	5	(74,838)	(43,731)
Interest income		144	977
Non-operating income/(expenses), net	6	(205)	1,215
LOSS BEFORE INCOME TAX	7	(141,281)	(273,224)
Income tax benefit	9	16,743	50,468
LOSS FOR THE PERIOD		(124,538)	(222,756)
Attributable to:
Owners of the Company	10	(125,358)	(221,947)
Non-controlling interests		820	(809)
		(124,538)	(222,756)
LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF
THE COMPANY (CNY PER SHARE)
Basic	10	(1.01)	(1.85)
Diluted	10	(1.01)	(1.85)

18

Feishang Anthracite Resources Limited • Interim Report 2014

INTERIM CONDENSED CONSOLIDATED
STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2014

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

LOSS FOR THE PERIOD	(124,538)	(222,756)
Other comprehensive income:
Items to be reclassified to profit or loss in subsequent period:
Foreign currency translation adjustments	536	155
Total other comprehensive income for the period, net of tax	536	155
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(124,002)	(222,601)
Attributable to:
Owners of the Company	(124,822)	(221,792)
Non-controlling interests	820	(809)
	(124,002)	(222,601)

19

Feishang Anthracite Resources Limited • Interim Report 2014

INTERIM CONDENSED CONSOLIDATED

STATEMENT OF FINANCIAL POSITION

As at 30 June 2014

		30 June	31 December
	Notes	2014	2013
		CNY’000	CNY’000
		(Unaudited)	(Audited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	12	2,478,461	2,461,963
Rehabilitation fund	13	33,725	37,350
Prepayments, deposits and other receivables	16	121,959	100,658
Deferred tax assets	9	13,112	9,830
TOTAL NON-CURRENT ASSETS		2,647,257	2,609,801
CURRENT ASSETS
Inventories	14	19,020	14,363
Trade and bills receivables	15	116,345	68,059
Due from related companies		487	–
Corporate income tax refundable		16,865	12,007
Prepayments, deposits and other receivables	16	29,044	30,584
Pledged and restricted time deposits	17	137,752	24,864
Cash and cash equivalents	17	92,212	146,883
TOTAL CURRENT ASSETS		411,725	296,760
TOTAL ASSETS		3,058,982	2,906,561
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and bills payables	18	254,273	143,246
Other payables and accrued liabilities	19	80,052	117,315
Interest-bearing bank and other borrowings	20	1,557,650	1,018,550
Due to related companies	25	172,440	131,000
Interest payable		11,513	15,102
Income tax payable		–	879
Mining rights payables	21	28,168	38,876
TOTAL CURRENT LIABILITIES		2,104,096	1,464,968
NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	20	558,229	889,504
Interest payable		16,100	16,729
Deferred tax liabilities	9	196,779	216,320
Mining rights payables	21	43,783	55,442
Asset retirement obligations	22	8,621	8,222
TOTAL NON-CURRENT LIABILITIES		823,512	1,186,217
TOTAL LIABILITIES		2,927,608	2,651,185

20

Feishang Anthracite Resources Limited • Interim Report 2014

INTERIM CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION

As at 30 June 2014

		30 June	31 December
	Notes	2014	2013
		CNY’000	CNY’000
		(Unaudited)	(Audited)

EQUITY
Issued capital	23	973	973
Reserves		36,058	160,880
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		37,031	161,853
NON-CONTROLLING INTERESTS		94,343	93,523
TOTAL EQUITY		131,374	255,376
TOTAL LIABILITIES AND EQUITY		3,058,982	2,906,561

Li Feilie	Wong Wah On Edward
Chairman and Executive Director	Executive Director

21

Feishang Anthracite Resources Limited • Interim Report 2014

INTERIM CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2014

	Attributable to owners of the Company
			Safety
			fund and
		Share	production			Exchange		Non-
	Issued	premium	maintenance	Special	Retained	fluctuation		controlling	Total
	capital	account*	fund*	reserve*	earnings*	reserve*	Total	interests	equity
	CNY ’000	CNY ’000	CNY ’000	CNY ’000	CNY ’000	CNY ’000	CNY ’000	CNY ’000	CNY ’000
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)		(Audited)
At 1 January 2013	–	–	8,448	27,973	376,366	867	413,654	93,941	507,595
Loss for the period	–	–	–	–	(221,947)	–	(221,947)	(809)	(222,756)
Foreign currency translation adjustments	–	–	–	–	–	155	155	–	155
Total comprehensive (loss)/income for the period	–	–	–	–	(221,947)	155	(221,792)	(809)	(222,601)
Deemed contribution from the owner of the Company	–	–	–	4,577	–	–	4,577	–	4,577
Appropriation and utilisation of safety fund and production maintenance fund, net	–	–	1,570	–	(1,570)	–	–	–	–
At 30 June 2013	–	–	10,018	32,550	152,849	1,022	196,439	93,132	289,571

	Attributable to owners of the Company
			Safety
			fund and
		Share	production			Exchange		Non-
	Issued	premium	maintenance	Special	Retained	fluctuation		controlling	Total
	capital	account	fund*	reserve*	earnings*	reserve*	Total	interests	equity
	CNY ’000	CNY ’000	CNY ’000	CNY ’000	CNY ’000	CNY ’000	CNY ’000	CNY ’000	CNY ’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
At 1 January 2014	973	75,859	7,062	32,552	43,633	1,774	161,853	93,523	255,376
(Loss)/profit for the period	–	–	–	–	(125,358)	–	(125,358)	820	(124,538)
Foreign currency translation adjustments	–	–	–	–	–	536	536	–	536
Total comprehensive (loss)/income for the period	–	–	–	–	(125,358)	536	(124,822)	820	(124,002)
Appropriation and utilisation of safety fund and production maintenance fund, net	–	–	2,634	–	(2,634)	–	–	–	–
At 30 June 2014	973	75,859	9,696	32,552	(84,359)	2,310	37,031	94,343	131,374

*	These reserve accounts comprise the consolidated reserves of CNY36.1 million (30 June 2013: CNY196.4 million) as of 30 June 2014.

22

Feishang Anthracite Resources Limited • Interim Report 2014

INTERIM CONDENSED CONSOLIDATED
STATEMENT OF CASH FLOWS

For the six months ended 30 June 2014

		Six months ended 30 June
	Notes	2014	2013
		CNY’000	CNY’000
		(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax		(141,281)	(273,224)
Adjustments for:
Interest income		(144)	(977)
Finance costs		69,271	36,073
Depreciation and amortisation	7	34,711	7,696
Impairment loss on property, plant and equipment	7, 12	66,397	184,417
Impairment of inventories	7	–	984
		28,954	(45,031)
Decrease/(increase) in rehabilitation fund		3,625	(11,889)
(Increase)/decrease in trade and bills receivables		(50,667)	2,644
Increase in inventories		(4,657)	(4,798)
Decrease/(increase) in prepayments, deposits and other receivables		2,749	(3,672)
Increase/(decrease) in trade and bills payables		110,769	(21,103)
Decrease in other payables and accrued liabilities		(36,442)	(2,553)
Cash from/(used in) operations		54,331	(86,402)
Interest received		144	977
Interest paid		(65,648)	(33,782)
Income tax paid		(11,817)	(5,302)
Net cash flows used in operating activities		(22,990)	(124,509)
CASH FLOWS FROM INVESTING ACTIVITIES
Prepayment for purchase of land use rights		(3,790)	(10,859)
Purchase of items of property, plant and equipment		(162,592)	(128,454)
Term deposits with an original maturity over three months	17	–	20,000
Net cash flows used in investing activities		(166,382)	(119,313)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from interest – bearing bank and other borrowings		850,000	918,600
Repayments of interest – bearing bank and other borrowings		(643,900)	(175,000)
Increase/(decrease) of restricted bank deposits	17	(112,888)	7,082
Advances from related companies		300,953	1,664,486
Repayments to related companies		(260,000)	(2,191,771)
Net cash flows from financing activities		134,165	223,397

23

Feishang Anthracite Resources Limited • Interim Report 2014

INTERIM CONDENSED CONSOLIDATED

STATEMENT OF CASH FLOWS

For the six months ended 30 June 2014

		Six months ended 30 June
	Notes	2014	2013
		CNY’000	CNY’000
		(Unaudited)	(Audited)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(55,207)	(20,425)
NET FOREIGN EXCHANGE DIFFERENCE		536	253
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		146,883	160,984
CASH AND CASH EQUIVALENTS AT END OF PERIOD	17	92,212	140,812
Supplementary disclosures of cash flow information:
Total cash paid for interest (including capitalised interest of CNY17.2 million for the period ended 30 June 2014 (period ended 30 June 2013: CNY19.4 million))		(82,820)	(53,173)

24

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

1.	CORPORATE INFORMATION

The Company is a limited liability company incorporated in the British Virgin Islands (“BVI”) on 6 January 2010. The registered office address of the Company is P.O. Box 173, Kingston Chambers, Road Town, Tortola, BVI.

China Natural Resources, Inc. (“CHNR”) is a BVI holding company incorporated in 1993 with its shares listed on the NASDAQ Capital Market in the United States. The Company was a wholly-owned subsidiary of CHNR until CHNR completed the spin off (“Spin-off”) of its shareholding in the Company and the Company was listed by introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on 22 January 2014. After the Spin-off, CHNR’s shareholders hold the equity interest in the Company directly.

CHNR’s principal shareholder is Feishang Group Limited (“Feishang” or the “controlling shareholder”), a company incorporated in the BVI. Mr. Li Feilie, the director and beneficial owner of Feishang, is the chairman and chief executive officer of the Company. In the opinion of the Directors, the ultimate holding company of the Company is Laitan Investments Limited, a company incorporated in the BVI.

The Company is an investment holding company. During the period, the Company’s subsidiaries were engaged in the acquisition, construction and development of anthracite coal mines and extraction and sale of anthracite coal in the People’s Republic of China (the “PRC”).

As at 30 June 2014, the Group had net current liabilities of CNY1,692.4 million (31 December 2013: CNY1,168.2 million) and total assets less current liabilities of CNY954.9 million (31 December 2013: CNY1,441.6 million).

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”) as well as with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The interim condensed consolidated financial statements have been prepared on historical cost basis. These financial statements are presented in Chinese Yuan (“CNY”) and all values are rounded to the nearest thousand except when otherwise indicated.

25

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2013.

Except as described below, the accounting policies and methods of computation used in the interim condensed consolidated financial statements for the six months ended 30 June 2014 are the same as those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2013.

Significant accounting policies

In the current interim period, the Group has applied, for the first time, the following new and revised International Financial Reporting Standards (“IFRSs”) issued by IASB:

IFRS 10, IFRS 12 and IAS 27	Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised) – Investment Entities
(Revised) Amendments
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets

IAS 39 Amendments	Amendments to IAS 39 Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting

IFRIC 21	Levies

Saved as discussed below, the application of the above new and revised IFRSs in the current interim period has had no material effect on the amounts reported in these interim condensed consolidated financial statements and/or disclosures set out in these interim condensed consolidated financial statements.

The IAS 36 Amendments remove the unintended disclosure requirement made by IFRS 13 on the recoverable amount of a cash-generating unit which is not impaired. In addition, the amendments require the disclosure of the recoverable amounts for the assets or cash-generating units for which an impairment loss has been recognised or reversed during the reporting period, and expand the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal.

26

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Going concern

As of 30 June 2014, the Group had a working capital deficiency of CNY1,692.4 million and had undrawn loan facilities totalling CNY180.0 million available to finance its future operations. The Group obtained confirmation letters from the banks for the provision of loan facilities totalling CNY1,950.0 million pursuant to certain conditions.

In the opinion of the directors, the Group’s forecasts and projections, after taking account of reasonably possible changes in trading performance, operations as well as capital expenditure, and the available bank facilities support the Group’s ability to continue to operate within the level of its current capacity and the Group is expected to have sufficient liquidity to finance its operations for the next twelve months. Therefore, the financial statements have been prepared on a going concern basis. The going concern basis assumes that the Group will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

Comparative information

Certain items in the consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

3.	OPERATING SEGMENT INFORMATION

For management purposes, the Group operates in one business unit based on its products, and has only one reportable segment which is the exploration and mining of coal. The Group conducts its principal operation in the PRC. Management monitors the operating results of its business units as a whole for the purpose of making decisions about resources allocation and performance assessment.

Geographic information

The Group’s revenue from external customers is derived solely from its operation in Mainland China, and no non-current assets of the Group are located outside Mainland China.

Information about major customers

During the six months ended 30 June 2014, sales derived from two customers accounted for 25.3% and 24.0% of the consolidated revenue, respectively. During the six months ended 30 June 2013, sales derived from four customers accounted for 24.5%, 18.7%, 13.6% and 11.6% of the consolidated revenue, respectively.

27

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

4.	REVENUE

All of the Group’s revenue is derived solely from the sales of anthracite in Mainland China.

5.	FINANCE COSTS

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Interest on interest-bearing bank and other borrowings	76,161	52,934
Interest on payables for mining rights	2,444	3,235
Total interest expense	78,605	56,169
Less: Capitalised interest (note 12)	(9,733)	(20,446)
Bank charges	5,345	46
Entrusted loan commission fee	222	7,612
Accretion expenses (note 22)	399	350
	74,838	43,731

6.	NON-OPERATING INCOME/(EXPENSES), NET

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Reversal of other payable	–	1,271
Donation	(237)	(28)
Others	32	(28)
	(205)	1,215

28

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

7.	LOSS BEFORE INCOME TAX

The Group’s loss before income tax is arrived at after charging:

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Crediting:
Interest income on bank deposits	144	977
Charging:
Cost of inventories sold (a)	89,059	29,001
Price adjustment fund	5,169	2,792
Sales tax and surcharge	8,433	1,834
Utilisation of safety fund and production maintenance fund	21,862	6,326
Cost of sales	124,523	39,953
Employee benefit expenses (note 8)	53,138	32,916
Depreciation, depletion and amortisation:
Property, plant and equipment	34,711	7,696
Impairment of property, plant and equipment	66,397	184,417
Write down of inventories to net realisable value	–	984
Repairs and maintenance	718	863
Losses arising from temporary suspension of production (b)	3,546	6,389

(a)	Included in the cost of inventories sold are CNY57.5 million for the six months ended 30 June 2014 (six months ended 30 June 2013: CNY21.6 million) relating to employee benefit expenses, and depreciation, depletion and amortisation, and these amounts are also included in the respective amounts disclosed separately above for each type of expense.

(b)	The amount mainly represented the overhead costs incurred during the period of temporary suspension of production implemented by the local governments for inspections as well as the suspension of production in Gouchang Coal Mine according to Guizhou Province’s coal mine consolidation policy issued in March 2013. Moreover, since June 2014, Liujiaba Coal Mine, Zhulinzhai Coal Mine and Dayuan Coal Mine also suspended production temporarily to facilitate inspection or carry out rectification or improvement of certain safety deficiencies so as to ensure their mining operations are in compliance with the requisite safety standards and other conditions required by relevant Administration Bureaus of Work Safety in the PRC.

29

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

8.	EMPLOYEE BENEFITS

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Wages, salaries and allowances	55,538	41,679
Contribution to pension plans	951	1,302
Housing funds	236	388
Welfare and other expenses	4,492	5,130
Sub-total	61,217	48,499

Employee benefits charged to the consolidated statement of profit or loss are analysed as follows:

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Total employee benefits accrued for the period	61,217	48,499
Less:
Amount included in inventories	(932)	(3,110)
Amount included in property, plant and equipment	(7,147)	(12,473)
Amount charged to statement of profit or loss (note 7)	53,138	32,916

9.	INCOME TAX AND DEFERRED TAX

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Current – Mainland China	6,080	1,817
Deferred – Mainland China	(22,823)	(52,285)
	(16,743)	(50,468)

The Company was incorporated in the BVI and conducts its primary business through its subsidiaries in the PRC. It also has an intermediate holding company and a subsidiary in Hong Kong. Under the current laws of the BVI, the Company incorporated in the BVI is not subject to tax on income or capital gains. Hong Kong Profits Tax rate was 16.5% during the six months ended 30 June 2014. The Company’s Hong Kong subsidiary has both Hong Kong-sourced and non-Hong Kong-sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operation sustained tax losses during the six months ended 30 June 2014. The PRC subsidiaries’ statutory corporate income tax rate is 25% during the six months ended 30 June 2014.

30

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

9.	INCOME TAX AND DEFERRED TAX (continued)

The Group’s major deferred tax assets and deferred tax liabilities are as follows:

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Deferred tax assets
Accrued liabilities and other payables	3,535	3,662
Capitalised pilot run income	18,949	17,954
Tax losses	23,624	19,859
Others	669	589
	46,777	42,064
Deferred tax liabilities
Depreciation and fair value adjustment of property, plant and equipment	(230,444)	(248,554)
Net deferred tax liabilities	(183,667)	(206,490)

Classification in the consolidated statements of financial position:
Deferred tax assets	13,112	9,830

Deferred tax liabilities	(196,779)	(216,320)

In assessing the recoverability of the Group’s deferred tax assets, management has performed a detailed assessment on the available taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the deductible temporary differences and unused tax losses can be utilised before they expire. In addition, management has also performed a detailed assessment on these coal mining subsidiaries’ profitability based on their production plans, product mix, forecasted selling prices, and the related production and operational costs, of which strong profits are expected.

Accordingly, management considered it is probable that the Group, in future, will earn sufficient taxable profits to utilise these coal mining subsidiaries’ deductible temporary differences and unused tax losses before they expire and as such, the related deferred tax assets are recognised.

31

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

10.	LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Loss for the period attributable to owners of the Company:	(125,358)	(221,947)

Weighted average number of common shares (’000 shares):
Basic	124,555	120,059

Diluted	124,555	120,059

Loss per share attributable to owners of the Company (CNY per share):
Basic	(1.01)	(1.85)

Diluted	(1.01)	(1.85)

Pursuant to the resolutions in writing passed by the Directors on 6 December 2013, the Company increased its authorised share capital under which it may issue an aggregate of: (i) a maximum of 50,000 ordinary shares of one class with a par value of US$1.00 each; and (ii) a maximum of 1,000,000,000 ordinary shares of one class with a par value of HK$0.01 each (the “Listco Shares”), pursuant to which CHNR completed the subscription for 124,554,580 Listco Shares of the Company with a par value of HK$0.01 each at a total consideration of HK$98.4 million. The transaction was completed on 12 December 2013. Subsequently on 12 December 2013, the Company repurchased the one share with a par value of US$1.00 in the Company held by CHNR at par and simultaneously, the Company reduced its authorised but unissued share capital by the cancellation of the entire class of 50,000 ordinary shares with a par value of US$1.00 each. The weighted average number of ordinary share for the six months ended 30 June 2013 has been adjusted retroactively to reflect the impact of the bonus element of the issue of shares in December 2013.

The Company did not have any potential diluted shares throughout the period. Accordingly, the diluted loss per share amount was the same as the basic loss per share amount.

11.	DIVIDEND

No dividend has been paid or declared by the Company since its incorporation.

32

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

12.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2014, the additions of property, plant and equipment (excluding transferred from construction in progress) and construction in progress amounted to CNY17.7 million (six months ended 30 June 2013: CNY27.3 million) and CNY99.9 million (six months ended 30 June 2013: CNY124.2 million), respectively.

As at 30 June 2014, certain mining rights with a carrying amount of CNY503.0 million (31 December 2013: CNY798.7 million) were pledged to secure bank loans with a carrying amount of CNY432.6 million (31 December 2013: CNY485.9 million) (note 20).

As at 30 June 2014, certain buildings with a carrying amount totalling CNY64.0 million were without title certificates. The Group has obtained the relevant confirmation letters issued by the local authorities confirming that they will not impose any penalties in connection with the construction of these buildings, and that the Group may continue to use these buildings in accordance with the current uses. The Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The directors of the Company are also of the opinion that the aforesaid matters do not have any significant impact on the Group’s financial position as at 30 June 2014.

Interest expenses of CNY9.7 million (six months ended 30 June 2013: CNY20.4 million) (note 5) arising from borrowings attributable to the construction of property, plant and equipment were capitalised at annual rates varying 6.00% to 8.52% and were included in “additions” to construction in progress and mining rights during the six months ended 30 June 2014.

Operations have been temporarily suspended at Dayuan Coal Mine since June 2014 to carry out rectification of certain safety deficiencies or related improvement so as to ensure its mining operations are in compliance with the requisite safety standards and other conditions required by relevant Administration Bureaus of Work Safety in the PRC. Dayuan Coal Mine was designated as a single Cash Generating Unit (“CGU”). The carrying value of the long-term assets was compared to the recoverable amount of the CGU, which was based predominantly on the fair-value-less-costs-of-disposal (“FVLCD”) approach. FVLCD calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected coal price, coal product mix, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopted a pre-tax rate of 13.12% (six months ended 30 June 2013: 15.05%) that reflects specific risks related to CGU as discount rates. For the six months ended 30 June 2014, impairment loss for property, plant and equipment of CNY66.4 million (six months ended 30 June 2013: CNY184.4 million) was recognised for Dayuan Coal Mine in the condensed consolidated statement of profit or loss.

33

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

13.	REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Group in banks and cash placed with authorities for the purpose of future environmental rehabilitation as well as the settlement of asset retirement obligations.

14.	INVENTORIES

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Spare parts and consumables	13,483	11,598
Coal	5,537	2,765
	19,020	14,363

15.	TRADE AND BILLS RECEIVABLES

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Trade receivables	96,345	57,149
Less: Provision for impairment	–	–
	96,345	57,149
Bills receivable	20,000	10,910
	116,345	68,059

A credit period of up to three months is granted to customers with an established trading history with the Group, otherwise sales on cash terms or payment in advance is required. Trade receivables are non-interest-bearing.

34

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

15.	TRADE AND BILLS RECEIVABLES (continued)

An aged analysis of the trade receivables as at the end of the period, based on the invoice date, is as follows:

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Within 3 months	91,349	48,933
3 to 6 months	1,583	5,206
6 to 12 months	3,311	2,966
Over 12 months	102	44
	96,345	57,149

The aged analysis of the trade receivables that are not individually nor collectively considered to be impaired is as follows:

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Neither past due nor impaired	91,349	48,933
Within one year past due	4,894	8,172
More than one year past due	102	44
Trade receivables, net	96,345	57,149

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

Bills receivable are bills of exchange with maturity of less than one year.

35

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

16.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

The balance consists of prepayments, deposits and other receivables at cost as follows:

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)
Current:
Prepaid spare parts and consumables purchases	5,344	2,206
Deposits	7,688	10,453
Staff advances	5,407	2,730
Withheld social security	2,252	2,762
Value-added tax recoverable	2,153	3,449
Prepaid transportation fee	1,113	1,884
Prepaid bank charges	1,600	3,200
Prepaid electricity fee	692	1,686
Others	2,795	2,214
	29,044	30,584
Non-current:
Prepayments for land use rights	53,035	49,245
Prepayments for construction related work	38,974	38,630
Deposits for equipment purchases	24,835	8,554
Prepayments for mining plan design	1,786	2,211
Others	3,329	2,018
	121,959	100,658
	151,003	131,242

None of the above assets is either past due or impaired.

36

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

17.	CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)
Cash and cash balances	213,964	155,747
Time deposits	16,000	16,000
	229,964	171,747

Less: Pledged time deposits:
Pledged and restricted for bank bills (note 18)	(121,752)	(8,864)
Pledged for short-term bank loans (note 20)	(16,000)	(16,000)
Cash and cash equivalents	92,212	146,883

Restricted bank deposits mainly included deposits of CNY121.8 million (31 December 2013: CNY8.9 million) held as security for bank bills as of 30 June 2014.

Deposits and cash and cash equivalents are denominated in the following currencies:

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)
CNY	203,745	116,029
Hong Kong dollar	26,219	55,718
	229,964	171,747

Cash and cash equivalents are principally CNY-denominated deposits placed with banks in the PRC. The CNY is not freely convertible into other currencies, however, under the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange CNY into other currencies through banks authorised to conduct foreign exchange business.

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at respective short-term deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

37

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

18.	TRADE AND BILLS PAYABLES

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)
Trade payables	132,521	134,382
Bills payable	121,752	8,864
	254,273	143,246

The aged analysis of trade payables is as follows:

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)
Within one year	127,285	129,069
More than one year	5,236	5,313
	132,521	134,382

Bills payable are bills of exchange with maturity of less than one year. Time deposits of CNY121.8 million (31 December 2013: CNY8.9 million) were pledged to secure the bank bills as of 30 June 2014 (note 17).

The trade payables are non-interest-bearing and are normally settled on a term of three to six months other than those due to construction related constructors, which are repayable on terms ranging from three months to approximately one year.

38

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

19.	OTHER PAYABLES AND ACCRUED LIABILITIES

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)
Natural resources fee (a)	1,786	1,647
Construction deposits from contractors	7,506	7,705
Social security payable (b)	4,842	7,204
Payroll payable	13,786	13,567
Advances from customers	18,107	34,351
Other taxes payables	20,457	12,591
Accrued expenses	7,029	34,102
Others	6,539	6,148
	80,052	117,315

(a)	The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales.

(b)	Social security payable consists of employee retirement insurance, medical insurance, maternity insurance, employment injury insurance and unemployment insurance and housing funds for the benefit of the Group’s employees.

39

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

20.	INTEREST-BEARING BANK AND OTHER BORROWINGS

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)
Current
Bank and other borrowings -guaranteed	601,000	876,000
Bank and other borrowings – unsecured	430,000	–
Current portion of long term bank and other borrowings – secured and guaranteed	135,000	100,000
Current portion of long term bank and other borrowings – guaranteed	391,650	42,550
	1,557,650	1,018,550
Non-current
Bank and other borrowings – guaranteed	72,000	360,000
Bank and other borrowings – secured and guaranteed	297,629	385,904
Bank and other borrowings – unsecured	188,600	143,600
	558,229	889,504
	2,115,879	1,908,054

Certain of the interest-bearing bank and other borrowings are secured by:

(a)	Pledges over the Group’s mining rights with a carrying amount of CNY503.0 million (31 December 2013: CNY798.7 million) as of 30 June 2014 (note 12);

(b)	Pledges over the Company’s equity interest in Guizhou Puxin Energy Co., Ltd. and Guizhou Dayun Coal Mining Co., Ltd. (“Guizhou Dayun”); and

(c)	Pledges over certain of the Group’s time deposits with a carrying amount of CNY16.0 million as of 30 June 2014 (31 December 2013: CNY16.0 million) (note 17).

In addition, Mr. Li Feilie has guaranteed certain of the Group’s interest-bearing bank and other borrowings up to CNY706.3 million (31 December 2013: CNY658.5 million) as of 30 June 2014. In addition, the Group’s fellow subsidiaries have guaranteed certain of the Group’s interest-bearing bank and other borrowings up to CNY1,221.3 million (31 December 2013: CNY1,073.5 million) as of 30 June 2014.

All borrowings are denominated in CNY.

40

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

21.	MINING RIGHTS PAYABLES

Mining rights payables represent the payables to the Guizhou Provincial Department of Land and Resources as a result of acquiring the mining rights for Guizhou Yongfu Mining Co., Limited, Guizhou Nayong Dayuan Coal Mining Co., Ltd., Guizhou Dayun. Mining rights payables are classified as current/ non-current liabilities according to instalment plans agreed with the Guizhou Provincial Department of Land and Resources.

Maturities of mining rights payables are as follows:

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)
Within one year or on demand	28,168	38,876
In the second year	22,368	22,368
In the third to fifth years, inclusive	21,415	33,074
	71,951	94,318

22.	ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines, which include dismantling mining-related structures and the reclamation of land upon exhaustion of coal reserves.

The following table describes the changes to the Group’s asset retirement obligation liability:

Amount
CNY’000
At 1 January 2013 (Audited)	7,064
Change of estimation	434
Accretion expenses	724
At 31 December 2013 (Audited)	8,222
Change of estimation	–
Accretion expenses (note 5)	399
At 30 June 2014 (Unaudited)	8,621

41

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

23.	ISSUED CAPITAL

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Authorised:
1,000,000,000 ordinary shares of HK$0.01 each	7,881	7,881

Issued and fully paid:
124,554,580 ordinary shares of HK$0.01 each	973	973

24.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments at the end of the reporting period:

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Construction and purchase of items of property, plant and equipment
– Contracted, but not provided for	79,349	63,173
– Authorised, but not contracted for	138,215	263,679
	217,564	326,852

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Within the first year	903	766
After one year but not more than five years	219	679
	1,122	1,445

42

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

25.	RELATED PARTY TRANSACTIONS

In addition to the transactions detailed elsewhere in these financial statements, the Group had the following transactions with related parties during the period:

(a)	Commercial transactions with related companies

Commercial transactions with related companies are summarised as follows:

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Payment of the Company’s share of office rental, rates and others to Anka Consultants Limited (“Anka”) *	333	–

*	On 1 September 2013, the Company and CHNR respectively entered into new office sharing agreements with Anka, a private Hong Kong company that is owned by certain directors of the Company. Pursuant to the agreements, the office premises of 238 square meters are shared by the Company, CHNR and Anka on equal basis. The agreements also provide that the Company, CHNR and Anka shall share certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka.

(b)	Compensation of key management personnel of the Group

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Wages, salaries and allowances	1,324	1,303
Contribution to pension plans	74	40
Housing funds	34	55
Welfare and other expenses	39	40
	1,471	1,438

(c)	Listing expenses

Pursuant to undertakings, CHNR, the parent of the Company, agreed to bear the listing expenses amounting to CNY4.6 million for the six months ended 30 June 2013 in relation to the listing by introduction of the shares of the Company on the Hong Kong Stock Exchange.

43

Feishang Anthracite Resources Limited • Interim Report 2014

NOTES TO THE INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2014

25.	RELATED PARTY TRANSACTIONS (continued)

(d)	Outstanding balances with related companies

The Group’s major balances with related companies, which are all unsecured and non-interest-bearing, are summarised as follows:

	At	At
	30 June	31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Current
Payables to related companies:
Shenzhen Feishang Management and Consulting Co. Limited*	131,000	131,000
Feishang Enterprise Group Co., Ltd.**	41,440	–
	172,440	131,000

*	The entity is under the control of CHNR and Feishang, and the balance was subsequently settled on 2 July 2014.

**	The entity is under the control of Feishang.

The balances with related companies are all due on demand or within one year.

26.	EVENTS AFTER THE REPORTING PERIOD

There are no material subsequent events for the Group.

27.	APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on 29 August 2014.

44

Feishang Anthracite Resources Limited • Interim Report 2014

SUMMARY OF MINE PROPERTIES

The following table sets forth certain information relating to each of the Group’s seven anthracite coal mines as of the date of this report:

Under
	Commercial Production						Construction
	Baiping	Yongsheng	Gouchang	Dayuan	Liujiaba	Zhulinzhai	Dayun
Mine	Coal Mine	Coal Mine	Coal Mine	Coal Mine	Coal Mine	Coal Mine	Coal Mine
			(Note 1)	(Note 2)	(Note 3)	(Note 3)
Location (within Guizhou province, the PRC)	Jinsha County,	Jinsha County,	Nayong County,	Nayong County,	Liuzhi Special	Liuzhi Special	Jinsha County,
	Qianbei Coal	Qianbei Coal	Zhina Coal	Zhina Coal	District, Zhina	District, Zhina	Qianbei Coal
	District	District	District	District	Coal District	Coal District	District

Date of initial/expected commercial production	June 2009	February 2014	April 2011	November 2013	December 2012	April 2012	July 2015

Mining area (square kilometers)	3.0143	18.2340	1.7198	1.6490	3.7891	1.4104	16.9035

Number of mineable	5	5	5	4	3	5	4

Designed annual production capacity (Tonnes)	300,000	900,000	110,000	300,000	300,000	300,000	900,000

Permitted annual Production capacity (Tonnes) (Note 4)	150,000	600,000	90,000	300,000	300,000	300,000	600,000

Expiry date of the mining right	September 2014	November 2027	April 2017	March 2023	September 2019	July 2018	March 2031

45

Feishang Anthracite Resources Limited • Interim Report 2014

SUMMARY OF MINE PROPERTIES

							Under
	Commercial Production						Construction
Mine	Baiping	Yongsheng	Gouchang	Dayuan	Liujiaba	Zhulinzhai	Dayun
	Coal Mine	Coal Mine	Coal Mine	Coal Mine	Coal Mine	Coal Mine	Coal Mine
Reserve data (as of 31 July 2013) (Note 5)
Proved reserve (million tonnes)	3.44	3.77	1.87	2.99	2.08	2.15	12.50
Probable reserve (million tonnes)	19.04	48.19	3.85	5.27	11.52	7.41	84.79
Total proved and probable reserve (million tonnes)	22.48	51.96	5.72	8.26	13.60	9.56	97.29
Average Coal Quality of Raw Coal
Moisture (%)	2.47	2.28	3.86	1.15	1.38	1.87	2.40
Ash (%)	19.04	17.95	20.46	24.60	25.03	21.84	18.27
Volatile Matter (%)	9.88	11.72	6.92	9.33	12.57	11.49	9.20
Sulfur (%)	2.35	1.27	1.10	1.16	2.30	1.81	2.12
Heating Value (MJ/kg)	28.33	28.62	27.80	25.79	23.95	28.14	28.03
Density (tonnes/m3)	1.45	1.43	1.50	1.49	1.49	1.41	1.49
Reserve data (as of 30 June 2014) (Note 6)
Proved reserve (million tonnes)	3.13	3.20	1.87	2.92	1.86	2.07	12.50
Probable reserve (million tonnes)	19.04	48.19	3.85	5.27	11.52	7.41	84.79
Total proved and probable reserve (million tonnes)	22.17	51.39	5.72	8.19	13.38	9.48	97.29
Capital Expenditure for the six months period ended 30 June 2014
(CNY in millions)	8.89	33.53	–	3.90	6.21	1.24	88.81
Output – Pilot run for the six months period ended 30 June 2014
(millions Tonnes)	n/a	0.03	n/a	n/a	n/a	n/a	n/a
Output – Commercial run for the six months period ended 30 June 2014
(millions Tonnes)	0.16	0.30	n/a	0.03	0.12	0.04	n/a

Notes:

(1)	Operations have been suspended at Gouchang Coal Mine since March 2013 pending the contemplated acquisition by the Group of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou province’s coal mine consolidation policy.

(2)	Operations have been suspended at Dayuan Coal Mine since June 2014 pending the passing of verification and acceptance procedures conducted by the Nayong County Administration Bureau of Work Safety.

(3)	Operations have been suspended at Liujiaba Coal Mine and Zhulinzhai Coal Mine since June 2014 pending the passing of inspection and assessment procedures conducted by relevant coal mine regulatory authorities.

(4)	This represents the annual production capacity as permitted under the relevant mining rights permits.

(5)	The reserve data as of 31 July 2013 is extracted from competent person’s report dated 7 December 2013 prepared by Behre Dolbear Asia, Inc. under the JORC Code.

(6)	The reserve data as of 30 June 2014 has been adjusted by deducting those reserves extracted by the Group’s mining activities from August 2013 to June 2014 from the proved reserve figure as of 31 July 2013.

46